1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 26, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,288

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,288 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Core Short-Term USD Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation February 5, 2015. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: The Division of Investment Management takes the position that a “short-term” bond fund should have a dollar-weighted average maturity of no more than 3 years. Please add a statement to this effect in the prospectus.

Response: The Trust will supplementally respond to this comment.

Comment 2: The Fund’s prospectus states that the Fund expects to have low turnover, but the Fund has high turnover risk. Please reconcile this difference.

Response: The Trust has removed the reference to low portfolio turnover from the Prospectus.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Seong Kim